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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

☐	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
☐	Form 3 Holdings Reported
☒	Form 4 Transactions Reported

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Overstreet, W. Curtis (Last) (First) (Middle)		MigraTEC, Inc. (MIGR)

	11494 Luna Road, Suite 100	4.	Statement for Month/Year				5.	If Amendment, Date of Original (Month/Year)
			December 31, 2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Reporting (Check Applicable Line)
	Dallas, Texas 75234-9421 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Vice Chairman of the Board

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the End of Issuer's Fiscal Year (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

									Amount	(A) or (D)	Price

	Common Stock, par value $0.001 per share		1/11/02				M4		50,000	A	$0.20 per share				D

	Common Stock, par value $0.001 per share		1/14/02				G		50,000	D					D

	Common Stock, par value $0.001 per share		4/10/02				M4		75,000	A	$0.20 per share				D

	Common Stock, par value $0.001 per share		4/12/02				G		75,000	D			-0-		D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

											(A)	(D)

	Stock Option (right to buy)		$0.20 per share		1/11/02				M			50,000

	Stock Option (right to buy)		$0.20 per share		4/10/02				M			75,000

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(1)	(1)		Common Stock, par value $0.001 per share	50,000

	(1)	(1)		Common Stock, par value $0.001 per share	75,000				1,375,000(2)		D

Explanation of Responses:

(1) This option vests 1/6 every six months beginning July 31, 2000 and expires on January 30, 2010.

(2) As of December 31, 2002, Mr. Overstreet owned options to purchase an aggregate of 3,875,000 shares of common stock, $0.001 par value per share. The option to purchase 1,375,000 of such shares vests 1/6 every six months beginning July 31, 2000, expires on January 30, 2010 and has an exercise price of $0.20 per share; the option to purchase 750,000 of such shares vests 1/6 every six months beginning July 31, 2000, expires on January 30, 2010 and has an exercise price of $0.75 per share; the option to purchase an additional 750,000 of such shares vests 1/6 every six months beginning June 29, 2001, expires December 28, 2010 and has an exercise price of $0.22 per share; and the option to purchase 1,000,000 of such shares vests 1/6 every six months beginning March 10, 2003, expires September 9, 2012 and has an exercise price of $0.28 per share.

/s/ W. Curtis Overstreet	February 4, 2003
**Signature of Reporting Person W. Curtis Overstreet	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.